Sub-Item 77Q2


Nuveen Premium Income Municipal Fund 4, Inc.

33-57130
811-07432

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the officers listed below was filed late on March 17, 2004, accession number
0001189642-04-000263
and on March 5, 2004, accession number
0001189642-04-000231.

There are no greater than ten-percent
shareholders of the Fund.


OFFICERS:

Daniel S. Solender
Cathryn Steeves